EXHIBIT (a)(1)(d)

FORM OF

PROMISE TO GRANT STOCK OPTION

To

      In exchange for your agreement to cancel your outstanding stock options to purchase shares of Centillium Communications, Inc. (“Centillium”) common stock as indicated by your Election Form, Centillium hereby promises to grant you an option or options to purchase a total of            shares of Centillium’s common stock granted under Centillium’s 1997 Stock Plan and/or 2001 Nonstatutory Stock Option Plan, as applicable (the “New Option”). We will grant the New Options on June 30, 2005. However, as discussed in Schedule D to the Offer to Exchange Certain Outstanding Options for New Options (the “Offer”), the new option grant date may be different if you are a resident of France. If you are a U.S. employee, your New Option will be granted as an incentive stock option for purposes of U.S. federal tax law to the maximum extent they qualify on the new option grant date. Any New Options granted to U.S. employees that cannot qualify as incentive stock options will be granted as nonstatutory stock options. If you are a Non-U.S. employee, your New Options will be granted as a nonstatutory stock option.

      The exercise price per share of each New Option will be the closing price of Centillium common stock on June 30, 2005. If you are a resident of France, the exercise price per share of the New Options will be as set forth in the Offer.

      The New Options will be vested to the same extent and will continue to vest at the same percentage rate as your exchanged options were scheduled to vest. Each New Option will vest as follows:

•	Each New Option grant will receive credit for all vesting that would have accrued under the exchanged option had it remained outstanding through the new option grant date, as adjusted to account for the exchange ratio.

•	Vesting on any date is subject to your continued service to us through each relevant vesting date.

      Notwithstanding the foregoing, if you are a resident of France, you may be subject to additional restrictions with respect to vesting and exercise as described in Schedule D.

      Due to legal restrictions in China, New Options granted to employees resident in such country may be exercised solely by means of a cashless sell-all exercise, whereby all of the shares acquired upon exercise are immediately sold and the proceeds, less the exercise price, applicable taxes and brokers’ fees are remitted to the employee in cash.

      If you are a resident of India, you will not be permitted to use the cashless sell-to-cover method of exercise whereby a portion of the shares you are entitled to at exercise are immediately sold to pay the exercise price, applicable taxes and brokers’ fees, if any, and the remaining shares are issued to you. You will be able to exercise the new option by paying the appropriate amounts in cash, by check or through a cashless sell-all exercise method. Please see Schedule E for details.

      Each New Option will be subject to the standard terms and conditions of Centillium’s 1997 Stock Plan or 2001 Nonstatutory Stock Option Plan, as applicable, (and any sub-plans to such plans) and the appropriate form of stock option agreement thereunder.

      Before the grant of the New Option on June 30, 2005 (or later for residents of France), it is possible that Centillium may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this “Promise”) is evidence of a binding commitment that Centillium’s successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on June 30, 2005 (or later for residents of France). However, the type of stock and the number of shares covered by each New Option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition. Such New Option would generally have an exercise price equal to the fair market value (as defined under the applicable option plan) of the acquiror’s stock on [the trading day prior to] the grant date of the New Option (except that New Options granted to employees resident in France may have a higher exercise price).

      To receive your New Options, you must continue to be employed by Centillium (or one of its subsidiaries or successors) as of June 30, 2005 (or other later date upon which employees who are resident in France may receive New Options). This Promise does not constitute a guarantee of employment with Centillium or any of its subsidiaries for any period. Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with Centillium or its subsidiaries will remain “at will” and can be terminated by you or Centillium at any time, with or without cause or notice. If your employment with Centillium or one of its subsidiaries or successors terminates before June 30, 2005 (or other later date upon which employees who are resident in France may receive New Options), for any reason, you will lose all rights under this Promise to receive New Options.

      This Promise is subject to the terms and conditions of the Offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the Election Form; and (3) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Centillium with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Centillium.

CENTILLIUM COMMUNICATIONS, INC.

By:

Date:

Title:

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